IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD DELIVERS FIRST ORE FROM SARAMACCA TO ROSEBEL MILL

Toronto, Ontario, October 31, 2019 – IAMGOLD Corporation ("IAMGOLD" or the "Company") is pleased to announce that delivery of the first ore from the Saramacca open pit was made to the mill at its Rosebel Gold Mine in Suriname.

The initial delivery was made possible by the use of an alternate road. Construction of the haul road for Saramacca is continuing on plan, with expected completion at the end of first quarter 2020. IAMGOLD had guided to nominal production from Saramacca in the fourth quarter.

On behalf of President Desiré Bouterse, Minister of Natural Resources, Sergio Akiemboto, said, "with over 15 years in partnership with IAMGOLD, it is exciting to see the contribution of the new Saramacca mine to the local economy, and we hope there will be many more such findings to come. We are impressed with IAMGOLD's commitment to safe and responsible mining in the country of Suriname, values which the government and our people share. The local community benefits from the jobs created, with people going to work at the mine every day, safely. We are also pleased to see the further commitment of IAMGOLD to local economic development through the newly established Rosebel Community Fund."

Steve Letwin, President and CEO of IAMGOLD, commented: "This is an exciting day for IAMGOLD. We have delivered on our promise of first ore from Saramacca at Rosebel in the fourth quarter of 2019, having declared reserves just over a year ago. We look forward to progressing the ramp up of Saramacca to full production."

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
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Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.